Item 77J

A pricing error in the TIFF Emerging Markets Fund (the "Fund") was identified from an under-accrual of performance fees in the Fund. The pricing error was identified and resolved in accordance with the Fund's pricing error policy. In accordance with the Fund's pricing policy; the Fund's shareholder accounts and the Fund's shares outstanding were restated based upon corrected activity during the error period. The Fund was reimbursed for the impact of the pricing error resulting from full shareholder redemptions in the Fund.